UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _______)1


                            Ipswich Bancshares, Inc.
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                                (Name of Issuer)


                          Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                  462633 10 8
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                                 (CUSIP Number)


  David L. Grey, Ipswich Bancshares, Inc., 23 Market Street, Ipswich, MA 01938
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 (Name, address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                August 14, 2000
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom



(Continued on following pages)



                               (Page 1 of 4 Pages)

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      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.    462633 10 8                               Page    2    of    4
          -----------------------------------                -----      -----
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          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David L. Grey
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                  (b) [_]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*

          PF
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR 2(E)                                       [_]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                        7      SOLE VOTING POWER

        number of              152,631
         shares       ------  --------------------------------------------------
      beneficially
        owned by        8      SHARED VOTING POWER
          each
       reporting               202,234
         person       ------  --------------------------------------------------
          with
                        9      SOLE DISPOSITIVE POWER

                               152,631

                      ------  --------------------------------------------------

                       10      SHARED DISPOSITIVE POWER

                               202,234

-------- -----------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          354,865
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                    [_]

-------- -----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.1%
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  14      TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

        This statement relates to the common stock, $.10 par value, of Ipswich Bancshares, Inc., Ipswich, Massachusetts 01938.


Item 2. Identity and Background

        (a) Name: David L. Grey

        (b) Business Address: Ipswich Bancshares, Inc.
                              23 Market Street
                              Ipswich, Massachusetts  01938

        (c) Occupation:       President and Chief Executive Officer
                              Ipswich Bancshares, Inc. and Ipswich Savings Bank
                              23 Market Street
                              Ipswich, Massachusetts  01938

        (d) Mr. Grey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        (e) Mr. Grey is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws as a result of being a party to a civil proceeding during the last five years.

        (f) Citizenship:  United States

Item 3. Source and Amount of Funds or other Consideration

        Mr. Grey's ownership of the issuer's common stock has increased by more than 1% since the filing of Amendment No. 3 on Form F-11 with the FDIC in August 1996 primarily as a result of the grant and vesting of options to purchase shares of the issuer's common stock.

Item 4. Purpose of Transaction

        As the President and Chief Executive Officer of the issuer, Mr. Grey has been granted options to purchase shares of the issuer's common stock. The remaining shares of the issuer's common stock owned by Mr. Grey or family members were purchased for investment purposes.

Item 5. Interest in Securities of the Issuer

        (a) Mr. Grey is the beneficial owner of 354,865 shares of the common stock of the issuer, representing approximately 14.1% of the 2,412,027 shares outstanding as of June 30, 2000. This amount includes 100,000 shares subject to exercisable options, 125,810 shares owned jointly with his wife, 50,740 shares owned directly by his wife, 1,350 shares held by his wife as custodian for their children, 33,811 shares held by Mr. Grey in a self-directed IRA, 24,334 shares held by Mr. Grey's wife in a self-directed IRA and 18,820 shares held in Mr. Grey's 401(k) Plan. Mr. Grey disclaims beneficial ownership of shares owned by his wife.

        (b) Mr. Grey has sole dispositive and voting power with respect to 152,631 shares of common stock and shared dispositive and voting power with respect to 202,234 shares of common stock.

        (c) On August 14, 2000, Mr. Grey purchased 1,500 shares of the issuer's Common Stock, 700 of which are held in his IRA and 750 of which are held in his wife's IRA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Mr. Grey has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to any securities of the issuer.

Item 7. Materials to be Filed as Exhibits

        None.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                August 17, 2000
                                   ---------------------------------------------
                                                    (Date)


                                                 David L. Grey
                                   ---------------------------------------------
                                                  (Signature)


                                                 David L. Grey
                                   ---------------------------------------------
                                                    (Name)


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